FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS TO PRESENT NEW DATA FROM
TTI-621 PHASE 1 TRIAL

Increased drug exposure and acceptable platelet counts achieved with repeat dosing

TORONTO, Feb. 15, 2017 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it will present new data from the Phase 1 trial of its anti-CD47 checkpoint inhibitor TTI-621 at the ASCO-SITC Clinical Immuno-Oncology Symposium on February 24, in Orlando, Florida.

The presentation will highlight new pharmacokinetic and pharmacodynamic data from patients having received multiple weekly infusions of TTI-621. After 6 weeks of treatment, the terminal serum half-life of TTI-621 is significantly increased compared to the first infusion and is accompanied by an increase in circulating drug levels and target receptor occupancy. These data suggest that repeat dosing of TTI-621 overcomes the antigen sink and achieves circulating drug concentrations that are associated with biological activity in preclinical studies. The presentation will also feature an expanded pharmacodynamic biomarker analysis, with a focus on cytokines associated with macrophage-mediated phagocytic activity.

“These evolving data significantly advance our understanding of TTI-621 pharmacology,” said Trillium’s Chief Scientific Officer, Dr. Bob Uger. “We believe continued weekly dosing overcomes the antigen sink while maintaining clinically acceptable platelet levels. In fact, emerging evidence suggests that the transient decrease in platelets observed immediately following TTI-621 exposure was attenuated in most patients receiving multiple infusions.”

Leerink Partners Presentation

Trillium will provide a corporate update at Leerink Partners 6th Annual Global Healthcare Conference at the Lotte New York Palace Hotel at 3:30 pm ET today. A live audio webcast of this presentation will be available under the investor relations section of Trillium’s website at www.trilliumtherapeutics.com. A replay of the presentation will be available following the event.

About Trillium Therapeutics:
Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing in advanced hematologic malignancies, and a second Phase 1 trial is underway in solid tumors (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information:
This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties, including our expectations about overcoming the antigen sink and having drug concentrations associated with biological activity, and the longer terminal serum half-life of the drug and increased target receptor occupancy and attenuated decreases in platelets with repeated dosing, are described in the Company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com